GROMA NAV REIT, INC. AND SUBSIDIARIES

Audited Consolidated Financial Statements

December 31, 2025 and 2024

g3ray™

NOTIFICATION TO THIRD PARTY USERS OF THIS REPORT

GROMA NAV REIT, INC. AND SUBSIDIARIES

TABLE OF CONTENTS

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THE POWER OF MORE

INDEPENDENT AUDITOR'S REPORT

Stockholders and Board of Directors of
Groma NAV REIT, Inc. and Subsidiaries

Opinion

We have audited the accompanying consolidated financial statements of **Groma NAV REIT, Inc. and Subsidiaries** (the "Company") which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations, comprehensive loss, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of **Groma NAV REIT, Inc. and Subsidiaries** as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audits.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audits in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

GRAY, GRAY & GRAY, LLP

Gray, Gray & Gray, LLP

Canton, MA
March 25, 2026

GROMA NAV REIT, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2025 and 2024

ASSETS

	2025	2024
ASSETS		
Property and equipment, net of accumulated depreciation	$ 30,712,188	$ 24,549,618
Investments in majority-owned real estate entity	16,275,248	-
Investments in minority-owned real estate entities	16,926,303	12,653,162
Cash and cash equivalents	16,959,560	25,489,981
Restricted cash	90,599	52,627
Accounts receivable	169,598	227,163
Other receivables	336,134	-
Investment securities	992,599	-
Loan receivable	1,300,000	-
Due from affiliates	1,190,501	310,360
Deferred rental revenue	114,885	75,928
Prepaid expenses and other assets	13,758	34,430
TOTAL ASSETS	$ 85,081,373	$ 63,393,269
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Long-term debt, less unamortized debt issuance costs	$ 17,195,857	$ 13,946,578
Loans payable	321,294	-
Accounts payable and accrued expenses	1,283,522	547,662
Rent received in advance	40,550	18,917
Tenant security deposits, liability	104,445	54,418
Interest rate derivatives, at fair value	330,522	139,631
Due to affiliates	1,056,024	2,469,802
TOTAL LIABILITIES	20,332,214	17,177,008
STOCKHOLDERS' EQUITY AND NONCONTROLLING INTEREST		
Common stock	613,950	425,616
Additional paid-in capital	60,792,518	42,029,632
Retained earnings	(7,291,938)	(5,414,252)
Accumulated other comprehensive loss	(13,514)	20,434
TOTAL STOCKHOLDERS' EQUITY	54,101,016	37,061,430
Noncontrolling interest	10,648,143	9,154,831
TOTAL STOCKHOLDERS' EQUITY AND NONCONTROLLING INTEREST	64,749,159	46,216,261
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY AND NONCONTROLLING INTEREST	$ 85,081,373	$ 63,393,269

The accompanying notes are an integral part of these consolidated financial statements.

GROMA NAV REIT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2025 and 2024

	2025	2024
REVENUE		
Rental income	$ 2,055,058	$ 1,627,008
TOTAL REVENUE	2,055,058	1,627,008
EXPENSES		
Interest expense	1,135,255	897,042
Depreciation expense	490,902	347,623
General and administrative expenses	210,680	273,580
Management fees	652,705	252,274
Real estate taxes	183,020	171,644
Professional fees	286,320	144,044
Repairs and maintenance	93,989	111,656
Insurance	58,003	56,187
Utilities	32,129	25,283
Other costs	44,017	13,221
Advertising	6,233	3,902
TOTAL EXPENSES	3,193,253	2,296,456
LOSS FROM OPERATIONS	(1,138,195)	(669,448)
OTHER INCOME (EXPENSES)		
Realized gain from sale of investment	81,963	39,016
Unrealized gains on marketable securities	(15,740)	-
Loss from investments in majority and minority-owned real estate entities	(1,133,610)	(899,246)
Other expenses, net	(3,150)	(19,695)
Interest income	1,186,483	332,719
TOTAL OTHER INCOME (EXPENSES)	115,946	(547,206)
NET LOSS	(1,022,249)	(1,216,654)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTEREST	(53,011)	(362,463)
NET LOSS GROMA NAV REIT, INC.	$ (969,238)	$ (854,191)

The accompanying notes are an integral part of these consolidated financial statements.

GROMA NAV REIT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
Years Ended December 31, 2025 and 2024

	2025	2024
NET LOSS	**$ (1,022,249)**	$ (1,216,654)
OTHER COMPREHENSIVE INCOME (LOSS)		
Unrealized gain (loss) on interest rate derivatives	**(190,891)**	141,891
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	**(190,891)**	141,891
TOTAL COMPREHENSIVE LOSS	**(1,213,140)**	(1,074,763)
COMPREHENSIVE GAIN (LOSS) ATTRIBUTABLE TO NONCONTROLLING INTEREST	**(209,954)**	(315,376)
COMPREHENSIVE LOSS ATTRIBUTABLE TO GROMA NAV REIT, INC.	**$ (1,003,186)**	$ (759,387)

The accompanying notes are an integral part of these consolidated financial statements.

GROMA NAV REIT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2025 and 2024

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity	Noncontrolling Interest
BALANCE AT DECEMBER 31, 2023	$ 136,468	$ 14,794,177	$ (4,389,470)	$ (44,943)	$ 10,496,232	$ 7,297,010
CONTRIBUTIONS	289,148	27,235,455	-	-	27,524,603	2,298,803
NET LOSS	-	-	(854,191)	-	(854,191)	(362,463)
UNREALIZED GAIN ON INTEREST RATE DERIVATIVES	-	-	-	65,377	65,377	76,514
DISTRIBUTIONS	-	-	(170,591)	-	(170,591)	(155,033)
BALANCE AT DECEMBER 31, 2024	425,616	42,029,632	(5,414,252)	20,434	37,061,430	9,154,831
CONTRIBUTIONS	**190,334**	**18,960,886**	-	-	**19,151,220**	**1,905,770**
REDEMPTION	**(2,000)**	**(198,000)**	-	-	**(200,000)**	-
NET LOSS	-	-	**(969,238)**	-	**(969,238)**	**(53,011)**
UNREALIZED LOSS ON INTEREST RATE DERIVATIVES	-	-	-	**(33,948)**	**(33,948)**	**(156,943)**
DISTRIBUTIONS	-	-	**(908,448)**	-	**(908,448)**	**(202,504)**
BALANCE AT DECEMBER 31, 2025	**$ 613,950**	**$ 60,792,518**	**$ (7,291,938)**	**$ (13,514)**	**$ 54,101,016**	**$ 10,648,143**

The accompanying notes are an integral part of these consolidated financial statements.

GROMA NAV REIT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2025 and 2024

	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (1,022,249)	$ (1,216,654)
Adjustments to reconcile net loss to net cash provided		
(used) by operating activities:		
Loss from investments in majority and minority-owned real estate entities	1,133,610	899,246
Depreciation	490,902	347,623
Interest expense - unamortized debt issuance costs	50,343	57,253
Interest income included in other receivable	(336,134)	-
Interest expense included in loans payable	6,778	-
Deferred rental revenue	(38,957)	(39,758)
Realized gain from sale of investment	(81,963)	(39,016)
Unrealized loss on marketable securities	15,740	-
(Increase) decrease in assets:		
Accounts receivable	57,565	(56,877)
Due from affiliates	(880,141)	(310,360)
Prepaid expenses and other assets	20,672	(7,246)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	735,860	204,789
Rents received in advance	21,633	2,721
Tenant security deposits, liability	50,027	9,752
Due to affiliates	(1,413,778)	307,302
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(1,190,092)	158,775
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(6,653,319)	(8,346,972)
Purchase of marketable securities	(1,008,338)	-
Advances on loan receivable	(1,300,000)	-
Distributions received from investments in real estate entities	-	47,634
Proceeds from sale of investment	81,963	39,016
Investment in majority and minority-owned real estate entities	(21,682,153)	(3,139,342)
NET CASH (USED) BY INVESTING ACTIVITIES	(30,561,847)	(11,399,664)
CASH FLOWS FROM FINANCING ACTIVITIES		
Borrowings on long-term debt	3,320,000	3,595,500
Repayment of long-term debt	(91,947)	(17,314)
Borrowings on loan payable	314,516	-
Debt issuance costs	(29,117)	(87,438)
Capital contributions	21,056,990	29,823,406
Redemption of common stock	(200,000)	-
Distributions	(1,110,952)	(325,624)
NET CASH PROVIDED BY FINANCING ACTIVITIES	23,259,490	32,988,530
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(8,492,449)	21,747,641
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	25,542,608	3,794,967
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	$ 17,050,159	$ 25,542,608
CASH, CASH EQUIVALENTS AND RESTRICTED CASH CONSISTS OF:		
Cash and cash equivalents	$ 16,959,560	$ 25,489,981
Restricted cash	90,599	52,627
	$ 17,050,159	$ 25,542,608

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1: BUSINESS

Groma NAV REIT, Inc. ("Groma") was incorporated in Maryland on July 16, 2021. Groma was formed to buy, hold, and sell a portfolio of multifamily and other residential and commercial real property. Currently all properties are located in the greater Boston, Massachusetts area, however, Groma intends to expand its portfolio to other U.S. markets. Substantially all of Groma's business is conducted through Groma NAV REIT Operating Partnership, LP ("OP"), Groma's operating partnership, as Groma owns and invests in properties indirectly through the OP. OP was formed on August 5, 2021, as a limited partnership under the laws of the State of Delaware. Groma intends to elect to be taxed as a real estate investment trust ("REIT") and has extended the period in which the election can be made. As of December 31, 2025, Groma has not elected to be taxed as a REIT.

From inception through October 1, 2023, OP was wholly owned by Groma. Effective October 1, 2023, a stockholder of Groma contributed a 49% interest in GMF Investment, LLC ("GMF") to OP in exchange for 3,675,425 Class A partnership units in OP. The agreed value of the interest in GMF was $3,675,425. At December 31, 2025 and 2024, Groma owned approximately 94% and 92%, of OP, respectively.

OP wholly owns Groma NAV REIT HIFS, LLC ("HIFS"), a Massachusetts limited liability company, formed on March 29, 2022. HIFS had no activity from inception through December 31, 2024. On February 27, 2025, HIFS purchased three residential properties in Boston, Massachusetts.

OP wholly owns Groma NAV REIT FRB, LLC ("FRB"), a Massachusetts limited liability company, formed on March 29, 2022. FRB was formed to purchase a residential property ("Ward") in Boston, Massachusetts on April 14, 2022.

OP wholly owns Groma NAV REIT Mosaic, LLC ("Mosaic"), a Massachusetts limited liability company, formed on August 16, 2022. Mosaic was formed for the purpose of investing in Fund III - Groma & US Boston Opportunity Zone Business Entity, LLC ("Fund III"). Fund III owns a 146 unit residential and three-unit commercial property in Lynn, Massachusetts. On June 20, 2025, OP invested an additional $13,000,000 into Fund III via Mosaic in exchange for preferred equity. The preferred equity entitles Groma to an annual guaranteed payment of 4.5% simple interest on contributions made, and to a 49.50% ownership stake in Fund III. At December 31, 2025, the guaranteed payment totaled $326,959 and is included in other receivables.

OP wholly owns Groma NAV REIT NB, LLC ("NB"), a Massachusetts limited liability company formed on May 13, 2022. NB purchased a residential property in Boston, Massachusetts on August 4, 2022, and another residential property in Boston, Massachusetts on August 31, 2022. On September 15, 2022, Groma CCP WMI DST ("WMI"), a Delaware statutory trust, was created and on October 5, 2022, NB conveyed the real estate it owned to WMI in exchange for 100% of the beneficial interests of WMI. On October 5, 2022, NB sold approximately 80.5% of its beneficial interest in WMI for $1,471,847. There was no gain or loss on the sale of this interest as management determined the sale price was at the carrying value of the interest. Simultaneously with this transaction, WMI entered into a lease agreement whereby the entire property was leased to Groma CCP WMI Master Tenant, LLC.

NOTE 1: BUSINESS (CONTINUED)

On January 30, 2023, OP purchased a three-unit residential property ("Trenton") in East Boston, Massachusetts.

On July 11, 2023, NB created Groma FMW DST ("FMW"), a Delaware statutory trust and on August 7, 2023, FMW purchased two residential properties in Boston, Massachusetts. NB owned 100% of the beneficial interests in FMW until October 31, 2023. Effective November 1, 2023, FMW sold 91.35% of its interest in FMW to an unrelated party for $2,411,946 plus the buyer's assumption of its share of the debt. There was no gain or loss on the sale of this interest as management determined the sale price was at the carrying value of the interest. Simultaneously with this transaction, FMW entered into a lease agreement whereby the entire property was leased to Groma FMW Master Tenant, LLC.

On February 15, 2024, NB purchased three residential properties in Charlestown, Massachusetts. On October 1, 2024, NB created Groma III DST ("III DST"), a Delaware statutory trust and contributed the properties in Charlestown, MA to III DST. Effective October 1, 2024, III DST sold a 3.59% interest in III DST for $249,658. Effective December 1, 2024, III DST sold a 26.44% interest in III DST for a total of $1,837,306. Simultaneously with this transaction, III DST entered into a lease agreement whereby the properties were leased to Groma III DST Master Tenant, LLC. Effective on January 1, 2025, III DST sold a 5.10% interest in III DST for $354,475, effective February 1, 2025, III DST sold a 44.30% interest in III DST for $3,078,901, and effective October 1, 2025, III DST sold a 13.60% interest in III DST for $651,682. During the years ended December 31, 2025 and 2024 gains of $81,963 and $39,016 were recognized, respectively.

In January 2024, Groma Boston Fund II, LLC ("Fund II") was formed and owned 43% by OP. Fund II purchased five residential properties in Boston, Massachusetts.

On August 29, 2024, NB purchased an additional property ("Huntington") in Boston, Massachusetts.

On December 16, 2024, Groma Boston Growth Fund III LP ("Growth Fund III") and Groma Boston Growth Fund III Holdings LLC ("Fund III Holdings") were formed. Growth Fund III is owned 50% by OP and Fund III Holdings is owned 100% by Growth Fund III. In 2025, Growth Fund III admitted additional members, thereby reducing OP's ownership in Growth Fund III to 8.32%

On December 17, 2024, Fund III Holdings purchased a residential property ("Pond") in Boston, Massachusetts.

In March 2025, EB1 Property Group 1, LLC ("EB 1 PG1") was formed and owned 43% by OP. On September 30, 2025, EB1 PG1 purchased thirteen residential properties in East Boston, Massachusetts.

In April 2025, EB2 Property Group 1, LLC ("EB2 PG1") was formed and owned 43% by OP. On June 26, 2025, EB2 PG1 purchased eleven properties in East Boston, Massachusetts.

NOTE 1: BUSINESS (CONTINUED)

In September 2025, EB3 Property Group 1, LLC ("EB3 PG1") was formed and owned 43% by OP. In September 2025, EB3 PG1 purchased thirteen residential properties in East Boston, Massachusetts.

During 2025, Growth Fund III purchased thirty-one residential properties in the Boston, Massachusetts area.

OP wholly owns Groma DST TRS, Inc. ("TRS"). At December 31, 2025 and 2024, there were no assets or liabilities in TRS, and there was no net income or loss in TRS for the years ended December 31, 2025 and 2024.

OP wholly owns Groma NAV REIT BDC, LLC ("BDC"). At December 31, 2025 and 2024, there were no assets or liabilities in BDC, and there was no net income or loss in BDC for the years ended December 31, 2025 and 2024.

Groma, OP, HIFS, FRB, Mosaic, NB, TRS, and BDC are collectively referred to as the "Company".

The Company is managed by Groma Advisor, LLC (the "Advisor") (formerly known as Strata Advisor, LLC), through an agreement dated October 8, 2021 (the "Advisory Agreement"). The Advisory Agreement will automatically renew on the anniversary of the renewal date for one-year terms hereafter, unless otherwise terminated. The Advisor provides asset management services to the Company.

Advisor is a Trustee of WMI, FMW, and III DST. As a Trustee, Advisor has the power and authority to manage the investment management activities and affairs of WMI, FMW, and III DST, subject to the terms of the Asset Management Agreement with Advisor and the Trust Agreement, including, without limitation, the sole power to determine when it is appropriate for the Trust to sell the properties it owns.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Use of Estimates: The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("GAAP"). GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses during the reporting period. Actual amounts realized or paid could differ from those estimates.

Principles of Consolidation: The Company accounts for subsidiary partnerships, limited liability companies, and other similar entities in which it holds an ownership interest in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 810, *Consolidation*. The Company first evaluates whether each entity is a variable interest entity ("VIE"). Under the VIE model, the Company consolidates an entity when it has control to direct the activities of the VIE and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

If the Company determines the entity is not a VIE, it evaluates whether the entity should be consolidated under the voting model. The Company consolidates an entity when it controls the entity through ownership of a majority voting interest.

As of December 31, 2025 and 2024, Groma determined it must consolidate OP and its subsidiaries, HIFS, FRB, Mosaic, NB, TRS, and BDC under the voting model as Groma wholly owns these entities.

At December 31, 2025 and 2024, NB owns 19.4% of WMI. Under the VIE model it was determined that through its relationship with OP and the Advisor, NB controls and directs the activities of WMI and has the right to receive benefits that could potentially be significant to NB. As a result, NB determined it is appropriate to consolidate WMI in its financial statements.

At December 31, 2025 and 2024, NB owns 8.65% of FMW. Under the VIE model it was determined that through its relationship with OP and the Advisor, NB controls and directs the activities of FMW and has the right to receive benefits that could potentially be significant to NB. As a result, NB determined it is appropriate to consolidate FMW in its financial statements.

At December 31, 2025 and 2024, NB owns 6.97% and 69.97% of III DST, respectively. Under the VIE model it was determined that through its relationship with OP and the Advisor, NB controls and directs the activities of III DST and has the right to receive benefits that could potentially be significant to NB. As a result, NB determined it is appropriate to consolidate III DST in its financial statements.

The consolidated financial statements include the accounts of Groma and its subsidiaries, including OP and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Interests in consolidated VIEs that are not owned by the Company are presented as noncontrolling interests in the consolidated financial statements, and income or loss generated is allocated between the Company and the noncontrolling interests based upon their relative ownership percentages.

Real Estate Investments: Upon acquisition, the Company evaluates the acquired properties for purposes of determining whether a transaction should be accounted for as an asset acquisition or business combination. Since substantially all of the fair value of the Company's acquired properties are concentrated in a single identifiable asset or group of similar identifiable assets, and the acquisitions do not include a substantive process, the Company purchases of properties or portfolios of properties qualify as asset acquisitions. Accordingly, upon acquisition of a property, the purchase price and related acquisition costs are allocated to land, buildings, improvements, fixtures, and intangible lease assets, if any, based upon their relative fair values.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Real estate assets, including land, buildings, improvements, fixtures, and intangible lease assets are stated at historical cost, less accumulated depreciation and amortization. Costs incurred in making repairs and maintaining real estate assets are expensed as incurred. Expenditures for improvements, renovations, and replacements are capitalized at cost. The Company also incurs indirect costs to prepare acquired properties for rental. These costs are capitalized to the cost of the property during the period the property is undergoing activities to prepare it for its intended use.

Real estate-related depreciation and amortization are computed on a straight-line basis over the estimated useful lives as described in the following table:

Land	Not depreciated
Buildings	30 - 50 years
Land improvements	10 years
Furniture, fixtures, and equipment	10 years

Real estate assets are reviewed for impairment quarterly or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Significant indicators of impairment may include, but are not limited to, declines in property values, rental rates, changes in hold periods or occupancy percentages, as well as significant changes in the economy. In such cases, the Company will evaluate the recoverability of the assets by comparing the estimated future cash flows expected to result from the use and eventual disposition of each asset to its carrying amount and provide for impairment if such undiscounted cash flows are insufficient to recover the carrying amount. If impaired, the real estate asset will be written down to its estimated fair value. The process whereby the Company assesses properties for impairment requires significant judgment and assessment of factors that are, at times, subject to significant uncertainty. No significant impairments on properties were recorded during the years ended December 31, 2025 and 2024.

Cash, Cash Equivalents, and Restricted Cash: The Company maintains cash at multiple financial institutions, and at times, these balances exceed federally insurable limits. As a result, there is a concentration of credit risk related to amounts on deposit. The Company believes any risks are mitigated through the size of the financial institutions at which cash balances are held.

Restricted cash represents cash deposited in accounts related to security deposits, property taxes, insurance premiums and deductibles and other lender-required escrows. Amounts deposited in the reserve accounts associated with the loans can only be used as provided for in the respective loan agreements, and security deposits held pursuant to lease agreements are required to be segregated.

The Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable: Accounts receivable are uncollateralized tenant obligations due under lease agreements that require monthly payments on the first of each month.

At each consolidated balance sheet date, the Company recognizes an expected allowance for credit losses. In addition, at each reporting date, this estimate is updated to reflect any changes in credit risk since the receivable was initially recorded. This estimate is calculated on a pooled basis where similar risk characteristics exist.

The allowance estimate is derived from a review of the Company's historical losses based on the aging of receivables. This estimate is adjusted for management's assessment of current conditions, reasonable and supportable forecasts regarding future events, and any other factors deemed relevant by the Company. Management believes historical loss information is a reasonable starting point in which to calculate the expected allowance for credit losses.

The Company writes off receivables when there is information that indicates the customer is facing significant financial difficulty and there is no possibility of recovery. If any recoveries are made from any accounts previously written off, the recovery is credited to the allowance for credit losses and does not impact the income statement in the period of recovery. The total amount of write-offs was immaterial to the consolidated financial statements as a whole for the years ended December 31, 2025 and 2024.

At December 31, 2025 and 2024, management determined the allowance was immaterial to the consolidated financial statements as a whole.

Concentrations of Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. Concentrations of credit risk with respect to accounts receivable are limited due to the number of residents comprising the Company's residential base.

Investment securities: Investment securities are classified as available-for-sale and are recorded at fair value. The Company records its transactions in investments on a trade date basis. Realized gains and losses on investment securities are recorded on an identified cost basis in the consolidated statement of operations. Unrealized gains and losses are included in consolidated statement of operations. Investment income is reported net of related investment fees.

Fair Value Measurement: Fair value measurements are determined based on the assumptions that market participants would use in pricing an asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy):

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

- Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates and yield curves that are observable at commonly quoted intervals.

- Level 3 inputs are the unobservable inputs for the asset or liability, which are typically based on an entity's own assumption, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on input from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The Company utilizes independent third parties to perform the allocation of value analysis for each property acquisition and to perform the market valuations on its derivative financial instruments and has established policies, as described above, processes and procedures intended to ensure that the valuation methodologies for investments and derivative financial instruments are fair and consistent as of the measurement date.

Investment securities that are freely tradable and are listed on major securities exchanges are valued at their last reported sales price as of the valuation date. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Although the Company believes its valuation methods are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Derivative Financial Instruments: The Company follows the FASB Accounting Standards Update ("ASU"), "*Derivatives and Hedging (Topic 815)*". Derivative financial instruments are used for the purpose of hedging exposure to changes in interest rates. Derivative financial instruments are not used for speculative purposes. The fair value of each derivative is recognized in the consolidated balance sheets as either an asset or liability. Changes in the fair value of derivatives that qualify for hedge accounting and are designated as hedges are recorded in other comprehensive income (loss) and are subsequently reclassified into net income (loss) in the period that the hedged forecasted transaction affects earnings. Amounts reported in other comprehensive income (loss) related to derivatives will be reclassified to interest expense as interest payments are made on the Company's floating rate debt.

Revenue Recognition: The Company's primary operations consist of rental income earned from its residents under lease agreements typically with terms of one year or less. In accordance with FASB ASC 842, *Leases*, the Company classifies the property leases as operating leases and elects to not separate the lease component, comprised of rents from properties, from the associated non-lease component, comprised of fees from the properties and resident chargebacks. The combined component is accounted for under the lease accounting standard while certain resident reimbursements are accounted for as variable payments under the revenue accounting guidance. Rental income is recognized when earned. This policy effectively results in income recognition on a straight-line basis over the related terms of the leases. Resident reimbursements and other income consist of charges billed to residents for utilities, resident-caused damages, pets, and administrative, application and other fees and are recognized when earned.

For the years ended December 31, 2025 and 2024, rental income includes $373,843 and $344,066, respectively, of variable lease payments.

WMI, FMW, and III DST lease properties to master tenant entities, which are accounted for as operating leases. Base rental revenue from the master tenants is recognized on a straight-line basis over the life of the leases. The difference between rental income earned on a straight-line basis and the cash rent due under provisions of the lease agreements is recorded as deferred rental revenue the accompanying consolidated balance sheets.

Advertising Expense: Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2025 and 2024, was minimal.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes: The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in the Company's tax returns. Deferred taxes are determined based on the difference between the consolidated financial statements and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

Reclassifications: Certain reclassifications, none of which affect net income, were made to the 2024 financial statements to conform to the 2025 presentation.

NOTE 3: PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31:

	2025	2024
Land	$ **13,442,485**	$ 10,613,905
Buildings and improvements	**17,602,131**	13,974,117
Land improvements	**280,965**	250,165
Furniture, fixtures, and equipment	**418,062**	251,984
Construction in progress	**92,000**	92,000
	31,835,643	25,182,171
Less: Accumulated depreciation and amortization	**1,123,455**	632,553
Net property and equipment	$ **30,712,188**	$ 24,549,618

NOTE 4: INVESTMENTS

At December 31, 2025 and 2024, Mosaic had interests of approximately 66.67% and 32.83%, in Fund III, respectively. Because Fund III was designed by another member that also has principal-agency, management determined that the other member, not Mosaic, is most closely associated with Fund III. Therefore, management determined that the equity method of accounting is appropriate for this investment. For the years ended December 31, 2025 and 2024, the Company recorded a loss of $761,400 and $917,637, respectively, on this investment.

NOTE 4: INVESTMENTS (CONTINUED)

On October 1, 2023, OP purchased a 49% interest in GMF. GMF owns interests, ranging from 16.92% to 33.33%, in 39 multi-family residential properties in the Greater Boston, MA area. As OP has the ability to significantly influence GMF's operating and financial policies, management has determined that equity method of accounting for this investment is appropriate. For the years ended December 31, 2025 and 2024, the Company recorded income of $35,436 and $23,462 on this investment, respectively.

On January 22, 2024, OP purchased a 43% interest in Fund II. As OP has the ability to significantly influence Fund II's operating and financial policies, management has determined that the equity method of accounting for this investment is appropriate. For the years ended December 31, 2025 and 2024, the Company recorded losses of $34,597 and $9,123, on this investment, respectively.

On December 16, 2024, OP purchased a 50% interest in Growth Fund III, as a result of additional members admitted during 2025 in Growth Fund III, OP's interest was reduced to 8.32%. As OP has the ability to significantly influence Growth Fund III's operating and financial policies, management has determined that the equity method of accounting for this investment is appropriate. For the years ended December 31, 2025 and 2024, the Company recorded a loss of $66,269 and income of $3,867 on this investment, respectively.

On June 26, 2025, OP purchased a 43% interest in EB2 PG1. As OP has the ability to significantly influence EB2 PG1's operating and financial policies, management has determined that the equity method of accounting for this investment is appropriate. For the year ended December 31, 2025, the Company recorded a loss of $159,540.

On September 30, 2025, OP purchased a 43% interest in EB1 PG1. As OP has the ability to significantly influence EB1 PG1's operating and financial policies, management has determined that the equity method of accounting for this investment is appropriate. For the year ended December 31, 2025, the Company recorded a loss of $83,730.

On September 30, 2025, OP purchased a 43% interest in EB3 PG1. As OP has the ability to significantly influence EB3 PG1's operating and financial policies, management has determined that the equity method of accounting for this investment is appropriate. For the year ended December 31, 2025, the Company recorded a loss of $63,513.

NOTE 4: INVESTMENTS (CONTINUED)

Summarized information about the above investment's assets, liabilities, and results of operations is as follows at December 31, 2025, and for the year ended December 31, 2025:

	Assets	Liabilities	Equity	Revenues	Net Income (Loss)
Fund III	$ 66,295,465	$ 42,517,225	$ 23,778,240	$ 3,889,637	$ 2,379,374
Growth Fund III	$ 71,613,795	$ 35,743,812	$ 35,869,983	$ 1,223,055	$ (757,752)
Fund II	$ 9,131,540	$ 5,090,888	$ 4,040,652	$ 622,993	$ (80,458)
GMF	$ 14,302,003	$ 11,693,110	$ 2,608,893	$ 1,445,622	$ 76,824
EB1 PG1	$ 18,215,931	$ 12,807,238	$ 5,408,693	$ 322,962	$ (194,722)
EB2 PG1	$ 13,750,770	$ 9,576,777	$ 4,173,993	$ 518,432	$ (371,023)
EB3 PG1	$ 17,019,065	$ 11,226,317	$ 5,792,748	$ 301,244	$ (147,704)

Summarized information about the above investment's assets, liabilities, and results of operations are as follows at December 31, 2024, and for the year ended December 31, 2024:

	Assets	Liabilities	Equity	Revenues	Net Income (Loss)
Fund III	$ 65,467,287	$ 52,364,574	$ 13,102,713	$ 3,916,303	$ 2,794,221
Growth Fund III	$ 3,128,281	$ 18,761	$ 3,109,520	$ 9,058	$ 7,735
Fund II	$ 8,327,152	$ 4,203,962	$ 4,123,190	$ 235,816	$ (21,217)
GMF	$ 14,404,346	$ 11,672,238	$ 2,732,108	$ 1,458,197	$ (87,185)

NOTE 5: INVESTMENT SECURITIES

Investment securities consisted of the following at December 31:

	Fair Value		
	2025	2024	Level
Exchange-Traded and Closed-End Funds	$ 992,599	$ -	Level 1

NOTE 6: DEBT

The Company had a revolving credit agreement with the Massachusetts Business Development Corporation that allowed for credit advances for the acquisition, development, and renovation of real properties by the Company. The agreement allowed for maximum borrowings of $10,000,000, not to exceed 80% of the appraised value of the property or cost of the renovations. Interest only payments were due on borrowings at the 30-Day SOFR Average plus 5.50%. Advances made under the agreement matured twelve months after the funds were disbursed, however any advance was to be repaid if the related property was sold or refinanced. The agreement expired on March 9, 2024. At maturity there were no outstanding balances on this credit agreement.

NOTE 6: DEBT (CONTINUED)

The Company obtained a credit agreement with Needham Bank that allows for credit advances for the acquisition, development, and renovation of real properties by the Company. The agreement allowed for maximum borrowings of $30,000,000, not to exceed 75% of the appraised value of the real estate collateral. On February 15, 2024, the credit agreement was amended to reduce the maximum borrowings to $20,000,000. Individual advances were available in increments of $500,000, up to a maximum of $10,000,000, through June 3, 2025. Interest is due on the outstanding balance at the one-month Term SOFR plus 2.25%. The amended agreement calls for interest only payments on the outstanding balance through February 15, 2027, followed by principal and interest payments due monthly in an amount equal to the outstanding balance amortized over a 30-year period. The entire outstanding balance is due on February 15, 2034. The credit agreement is guaranteed by a shareholder of the Company and is subject to certain financial covenants. Through December 31, 2025 and 2024, the borrowings on this credit agreement totaled $8,964,000 and were used to finance the acquisition of properties by NB. At December 31, 2025 and 2024, the balance outstanding on the credit agreement was $8,812,518 and $8,868,829, respectively.

On February 15, 2024, NB entered into a Master Credit and Guaranty Agreement with Needham Bank. The total credit limit is $20,000,000 and advances on the credit limit are to be used to purchase real estate properties, not to exceed 75% of the appraised value of the real estate collateral. Individual advances are available in increments of $500,000, up to a maximum of $10,000,000, through February 15, 2027. Interest is due on the outstanding balance at the one-month Term SOFR plus 2.25%. The agreement calls for interest only payments commencing on the date of the initial credit extension and ending on the third anniversary of the date of the initial credit extension followed by principal and interest payments due monthly in an amount equal to the outstanding balance amortized over a 30-year period. The maturity date is 120 months following the date of the initial credit extension. The credit agreement is guaranteed by certain affiliates of the Company and is subject to certain financial covenants. Through December 31, 2025 and 2024, the borrowings on this credit agreement totaled $3,550,000 and were used to finance the acquisition of properties by NB. At December 31, 2025 and 2024, the balance outstanding on the credit agreement was $3,550,000.

FRB entered into a loan agreement with First Republic Bank on June 6, 2022, for $1,795,000 to finance the purchase of the property owned by FRB. The loan was advanced in two tranches. Tranche One, totaling $1,750,000, was advanced upon the purchase of the property. Tranche Two, totaling $45,000, was advanced during 2024 upon stabilization of the property, as defined in the agreement. The loan bears interest at 3.35% and requires monthly interest only payments for the first 24 months and then converts to principal and interest payments based on a 30-year amortization schedule. The loan matures on June 6, 2029. The loan is secured by the real and personal property of FRB and carries a limited personal guarantee by a shareholder. At December 31, 2025 and 2024, the balance of this loan was $1,742,550 and $1,778,186, respectively.

NOTE 6: DEBT (CONTINUED)

HIFS entered into a loan agreement with Hingham Institution for Savings on February 27, 2025, for $4,000,000 to finance the purchase of the three properties owned by HIFS. An initial disbursement in the amount of $3,320,000 was made at the closing of the three properties. The balance of the loan shall be disbursed to fund the planned construction on the properties. Additional disbursements can be made through February 2028. The loan bears interest at 6.60% and requires monthly interest only payments for the first 36 months and then converts to principal and interest payments based on a 35-year amortization schedule. The loan is secured by the properties and guaranteed by an affiliate of a member. The loan matures on March 15, 2040. At December 31, 2025, the balance of this loan was $3,320,000.

The Company defers costs incurred in obtaining financing and amortizes the costs over the term of the related debt using the straight-line method, which approximates the effective interest method. Deferred financing costs, net of amortization, are recorded as a reduction from the related debt on the Company's consolidated balance sheets. For the years ended December 31, 2025 and 2024, amortization of deferred financing costs amounted to $50,343 and $57,253, respectively, and is included in interest expense on the consolidated statement of operations.

Amortization of deferred financing costs for the next five years is expected to be $50,833 in 2026, $32,630 in 2027, and $30,030 in 2028, 2029 and 2030.

The aggregate scheduled maturities and amortization of debt issuance costs for the next five years and thereafter, as of December 31, 2025, are as follows:

Years Ending December 31,	
2026	$ 139,562
2027	179,963
2028	222,496
2029	1,824,922
2030	213,077
Thereafter	14,845,048
	17,425,068
Deferred financing costs, net of accumulated amortization of $209,468	(229,211)
	$ 17,195,857

NOTE 7: STOCKHOLDERS' EQUITY

Groma has authority to issue 7,000,000,000 shares, consisting of 6,000,000,000 shares of common stock, $0.01 par value per share (the "Common Shares") all of which are initially classified as Class A Common Stock (the "Class A Common Shares") and 1,000,000,000 shares of preferred stock, $0.01 par value per share (the "Preferred Shares"). At December 31, 2025 and 2024, 64,920,398 and 42,561,601, respectively, Class A Common Shares were issued and outstanding.

Dividends and other distributions upon the stock of Groma may be authorized by the Board of Directors and declared by Groma, subject to the provisions of law and the Charter. Dividends and other distributions may be paid in cash, property or stock of Groma, subject to the provisions of law and the Charter.

NOTE 8: INCOME TAXES

During the years ended December 31, 2025 and 2024, the Company recorded no income tax benefits for the net operating losses incurred due to its uncertainty of realizing a benefit from this item.

A reconciliation of the U.S. federal statutory income tax rate to the Company's effective income tax rate is as follows:

	2025	**2024**
Federal statutory income tax rate	**21.0%**	21.0%
State taxes, net of federal benefit	**6.3%**	6.3%
Other	**-2.7%**	-2.2%
Deferred tax asset valuation allowance	**-24.6%**	-25.1%
Effective tax rate	**0.0%**	0.0%

NOTE 8: INCOME TAXES (CONTINUED)

Net deferred tax assets as of December 31, consisted of the following:

	2025	2024
Deferred tax asset:		
Net operating loss carryforwards	$ 2,343,181	$ 2,088,474
Intangible assets	313,506	337,913
Total deferred tax assets	2,656,687	2,426,387
Valuation allowance	(1,585,312)	(1,347,993)
Net deferred tax assets	1,071,375	1,078,394
Deferred tax liabilities:		
Property and equipment	(150,340)	(99,618)
Investment in real estate entity	(921,035)	(978,776)
Total deferred tax liabilities	(1,071,375)	(1,078,394)
Net deferred tax assets and liabilities	$ -	$ -

As of December 31, 2025 and 2024, the Company had net operating loss carryforwards for federal income tax purposes of approximately $8,577,000 and $7,559,000, respectively, which can be carried forward indefinitely. Utilization of the net operating loss carryforwards may be subject to limitations under the Internal Revenue Code of 1986, as amended.

The Company has evaluated the positive and negative evidence bearing upon its ability to realize the deferred tax assets. The Company considered its intention to elect to be taxed as a REIT, and as a result, it is more likely than not that the Company will not realize the benefits of the deferred tax assets. Accordingly, a full valuation allowance has been established against the deferred tax assets as of December 31, 2025 and 2024. The Company reevaluates the positive and negative evidence at each reporting period.

Changes in the valuation allowance for deferred tax assets during the years ended December 31, 2025 and 2024, related primarily to the generation of net operating loss carryforwards. The changes in the valuation allowance for the years ended December 31, were as follows:

	2025	2024
Valuation allowance at beginning of year	$ 1,347,993	$ 1,069,462
Net increases recorded to income tax provision	237,319	278,531
Valuation allowance at end of year	$ 1,585,312	$ 1,347,993

NOTE 8: INCOME TAXES (CONTINUED)

The Company evaluates the accounting and disclosure of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more-likely-than-not (greater than 50 percent probability) of being sustained by the applicable tax authority.

Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The Company's management is required to analyze all open tax years, as defined by the statute of limitations, for all major jurisdictions, which include federal and certain states. The Company has no examinations in progress. Income tax returns for the years ended December 31, 2024, 2023 and 2022, are subject to examination by the Internal Revenue Service and Commonwealth of Massachusetts.

When applicable, the Company recognizes interest and/or penalties related to uncertain tax positions on its consolidated statements of operations.

NOTE 9: RELATED PARTY AND MANAGEMENT FEES

The Advisor and Groma Property Management, LLC (the "Property Manager") are owned by GromaCorp, an entity owned by an investor in the Company.

Groma and OP will pay the Advisor an annual management fee (collectively, the "Management Fee") equal to 1.00% of (a) if prior to the date on which Groma and OP have calculated its NAV, the aggregate purchase price of its Assets excluding any debt, or (b) if after the date on which Groma and OP have calculated its NAV, the NAV per annum, payable monthly, before giving effect to any accruals for the management fee, the performance allocation (as defined in the OP Operating Partnership Agreement) or any distributions.

WMI entered into an asset management agreement with the Advisor. The agreement ends on March 31, 2032, and will automatically renew for successive one year terms thereafter. The fees for these services are $22,865 per year (the "Asset Management Fee"). In addition, WMI will pay the Advisor a performance fee equal to 12.5% of distributions plus 12.5% of capital appreciation, as defined in the agreement, on the sale of the properties owned by WMI.

FMW entered into an asset management agreement with the Advisor. The agreement ends on April 30, 2031, and will automatically renew for successive one year terms thereafter. The Asset Management Fee for these services is $26,025 per year. In addition, FMW will pay the Advisor a performance fee equal to 12.5% of distributions plus 2.0% of the gross sales price on the sale of the properties owned by FMW.

III DST entered into an asset management agreement with the Advisor. The agreement ends on September 30, 2028, and will automatically renew for successive one year terms thereafter. The Asset Management Fee for these services is $17,000 per year.

NOTE 9: RELATED PARTY AND MANAGEMENT FEES (CONTINUED)

The Companies have entered into property management agreements with the Property Manager to perform property management services for a fee equal to 8% of gross receipts collected (the "Property Management Fee"). The agreement can be terminated effective December 31st of a year with either party providing at least a two-month notice.

WMI has entered into a construction management agreement with the Property Manager to perform capital project management services for a fee equal to 10% of defined construction costs (the "Construction Management Fee").

In addition to the management fees described above, the Company shall pay directly or reimburse the Advisor or its affiliates for all of the expenses paid or incurred by the Advisor or its affiliates in connection with the services provided to the Company.

On November 19, 2025, OP entered into a lending agreement ("Lending Agreement") with GromaCorp. Under this agreement, OP shall make available to GromaCorp a revolving lending facility in an initial aggregate amount not to exceed $7,000,000. Monthly interest payments are required with interest equal to the 30-day Average Secured Overnight Financing Rate ("SOFR") plus 2% (6.058% at December 31, 2025). There is no stated maturity date, however, if the Lending Agreement is terminated, which either party can do upon thirty (30) days prior written notice, all outstanding principal and accrued interest shall be repaid within ninety (90) days. The loan is unsecured. At December 31, 2025, the outstanding balance is $1,300,000. Interest income earned during 2025 amounted to $9,175 and is included in Other receivables at December 31, 2025.

During 2023, FMW entered into a Renovation Construction Agreement, in the amount of $92,000, with an affiliate of the Trustee to perform renovation construction work. The $92,000 is included in property and equipment at December 31, 2025 and 2024.

WMI, FMW, and III DST, have a lease agreement with entities owned by a stockholder of the Company (see note 10).

In January 2024, OP purchased a 43% interest in Fund II (see Note 8) for $1,782,095. As of December 31, 2024, this amount is included in due to affiliates on the consolidated balance sheets. In March 2025, this amount was paid in full.

The Company periodically places cash deposits with the parent company of its Advisor in an interest-bearing account. These deposits are primarily funded from equity contributions designated for future capital expenditures and operating reserves. The deposits accrue interest, which is earned by and paid to the Company. The Company retains unrestricted access to these funds and may withdraw the full balance at any time. Withdrawals are made as needed to fund the Company's capital projects and operating expenses. As of December 31, 2025 and 2024, the balance of such deposits amounted to $1,190,501 and $310,360, respectively, and are included in due from affiliates.

NOTE 9: RELATED PARTY AND MANAGEMENT FEES (CONTINUED)

On September 10, 2025, GromaCorp loaned Trenton $282,120 for capital project costs. The loan is unsecured, bears interest at 6.7% and has no stated maturity date. As of December 31, 2025, the outstanding balance was $282,120 and is included in loans payable along with $6,361 of accrued interest.

On November 20, 2025, GromaCorp loaned FRB $33,000 for operating reserve needs. The loan is unsecured, bears interest at 6.7% and has no stated maturity date. As of December 31, 2025, the outstanding balance was $32,396 and is included in loans payable along with $417 of accrued interest.

The following presents a summary of related party transactions:

Fee	Location on Financial Statements	Amount			
			2025		**2024**
Rental income	Rental income	**$**	**1,202,295**	$	937,282
Property Management Fee	Operating expenses	**$**	**68,877**	$	40,711
Asset Management Fee	Operating expenses	**$**	**65,890**	$	53,140
Management Fee	Operating expenses	**$**	**514,692**	$	168,100
Construction Management Fee	Buildings and improvements	**$**	**-**	$	21,668

Amounts due at December 31:

	Location on Financial Statements	Amount			
			2025		**2024**
Groma CCP WMI Master Tenant, LLC	Accounts receivable	**$**	**-**	$	73,075
Groma CCP WMI Master Tenant, LLC	Accounts payable and accrued expenses	**$**	**(19,510)**	$	-
Groma FMW Master Tenant, LLC	Accounts receivable	**$**	**56,459**	$	41,983
Groma III Master Tenant, LLC	Accounts receivable	**$**	**49,612**	$	92,831
Groma Advisor, LLC	Due to affiliates	**$**	**1,056,024**	$	687,707
Groma, LLC	Accounts payable and accrued expenses	**$**	**902,077**	$	333,412
Groma Property Management, LLC	Accounts payable and accrued expenses	**$**	**101,462**	$	31,670

NOTE 10: RENTAL INCOME

On October 6, 2022, WMI entered into a master lease agreement with Groma CCP WMI Master Tenant, LLC, to lease the properties owned by WMI. The lease calls for the tenant to pay annual rent starting at $312,000 and increasing by 2% on each anniversary of the commencement date. In addition, the tenant will pay supplemental rent as defined in the agreement. The lease expires on March 31, 2032.

On October 17, 2023, FMW entered into a master lease agreement with Groma CCP FMW Master Tenant, LLC, to lease the properties owned by FMW. The lease calls for the tenant to pay annual rent starting at $242,976 and increasing by 2% on each anniversary of the commencement date. In addition, the tenant will pay supplemental rent as defined in the agreement. The lease expires on April 30, 2031.

On October 1, 2024, III DST entered into a master lease agreement with Groma III DST Master Tenant, LLC, to lease the properties owned by III DST. The lease calls for the tenant to pay annual rent ranging from $234,000 to $272,069. In addition, the tenant will pay supplemental rent as defined in the agreement. The lease expires on September 30, 2028.

Future minimum rental income under the lease agreements as of December 31, 2025, is as follows:

Years Ending December 31,	
2026	$ 826,982
2027	860,742
2028	814,129
2029	622,278
2030	634,725
Thereafter	553,637
	$ 4,312,493

NOTE 11: DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

The Company manages interest rate risk primarily by managing the amount, sources, and duration of its debt funding and the use of derivative financial instruments. Specifically, the Company has entered into interest rate swaps to manage exposures that arise from changes in interest rates. The Company's derivative financial instruments are used to manage the Company's risk of increased cash outflows from the floating rate loans that may result from rising interest rates, particularly the reference rate for the loans, which include one-month term SOFR. To minimize counterparty credit risk, the Company has entered into, and expects to enter in the future, hedging arrangements and intends to only transact with major financial institutions that have high credit ratings.

NOTE 11: DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES (CONTINUED)

The Company utilizes an independent third party to perform the market valuations on its derivative financial instruments. The valuation of these instruments is determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments (or receipts) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves.

To comply with the provisions of ASC 820, the Company incorporates credit valuation adjustments to appropriately reflect both the Company's own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of the Company's derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts and guarantees. Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with the Company's derivatives utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by the Company and its counterparties. The Company has determined that the significance of the impact of the credit valuation adjustments made to its derivative contracts, which determination was based on the fair value of each individual contract, was not significant to the overall valuation. As a result, all of the Company's derivatives held as of December 31, 2025 and 2024 were classified as Level 2 of the fair value hierarchy.

As of December 31, 2025 and 2024, the Company had the following outstanding interest rate swaps that were designated as cash flow hedges of interest rate risk:

Effective Date	Expiration Date	Counterparty	Index	Notional	Fixed Rate
7/11/2023	7/15/2028	Needham Bank	1 month SOFR	$ 5,784,830	6.56%
8/7/2023	7/15/2028	Needham Bank	1 month SOFR	$ 3,084,000	6.48%
2/15/2024	2/15/2029	Needham Bank	1 month SOFR	$ 3,550,000	6.60%

NOTE 11: DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES (CONTINUED)

The table below presents the fair value of the Company's derivative financial instruments, which are presented on the consolidated balance sheets as of December 31:

	Balance sheet location	Liability Derivatives 2025	Liability Derivatives 2024
Derivatives designated as hedging instruments:			
Interest rate swaps	Interest rate derivatives, at fair value	**$ 330,522**	$ 139,631

The table below presents the effect of the Company's derivative financial instruments on the consolidated statements of comprehensive loss for the years ended December 31:

	Location of gain/(loss) recognized in consolidated statements of comprehensive loss	2025	2024
Derivatives designated as hedging instruments:			
Interest rate swaps	Unrealized gain (loss) on interest rate hedges	**$ (190,891)**	$ 141,891

NOTE 12: CONTINGENCIES

In the normal course of business, the Company may be subject to claims, lawsuits, and legal proceedings. While it is not possible to ascertain the ultimate outcome of all such matters, management believes that the aggregate amount of such liabilities, if any, in excess of amounts provided or covered by insurance, will not have a material adverse effect on the consolidated balance sheets or consolidated statements of operations. The Company is not involved in any material litigation nor, to management's knowledge, is any material litigation currently threatened against the Company or its properties or subsidiaries.

The Company has an agreement in place with the Advisor whereby the Company will need to reimburse the Advisor for organizational costs incurred, totaling $1,389,351 through December 31, 2025 and 2024, only if the Company is successful in obtaining $100,000,000 in capital commitments prior to the Advisor obtaining $100,000,000 in capital commitments. At December 31, 2025, management does not expect the Company will need to repay the Advisor for these costs.

NOTE 13: CASH FLOW INFORMATION

For the years ended December 31, 2025, and 2024, investment in real estate activities included in due to affiliates at year-end amounted to $0 and $1,782,095, respectively.

For the years ended December 31, 2025 and 2024, the Company paid $1,077,647 and $844,365 of interest expense, respectively.

NOTE 14: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 25, 2026, the date these consolidated financial statements were available to be issued. There were no events noted that required disclosure in these consolidated financial statements.

On January 13, 2026, Groma Boston Growth Fund III BBT, LLC ("Fund III BBT"), which is wholly owned by Growth Fund III, purchased a property at 1578-1580 Beacon Street, Brookline, MA for $12,200,000. In conjunction with the purchase, Fund III BBT obtained a loan from Beacon Bank & Trust for $7,350,000.

On January 15, 2026, OP loaned out an additional $4,200,000 to GromaCorp, Inc., under the terms set out in the Lending Agreement dated November 19, 2025.

On February 19, 2026, Groma Growth Fund IV - Providence, LP ("Growth Fund IV") partnership was formed. On the initial close, OP committed $5,000,000, which was a 64.18% ownership stake in Growth Fund IV.